                                   PROSPECTUS
                                       OF
                                  PLEXUS CORP.
                         264,139 SHARES OF COMMON STOCK

         This prospectus relates to the public offering, which is not being underwritten, of 264,139 shares of Plexus Corp. common stock which is held by the selling shareholders named on page 7, or described on page 8. The selling shareholders may offer their shares of common stock through public or private transactions, on or off the Nasdaq Stock Market, at prevailing market prices, or at privately negotiated prices. Plexus will not receive any of the proceeds from the sale of the shares.

         Plexus common stock is listed on the Nasdaq Stock Market, under the symbol "PLXS." On October 21, 1999, the last reported sale price for the common stock was $29 3/8 per share.

         YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 3 OF THIS PROSPECTUS BEFORE PURCHASING ANY OF THE SECURITIES OFFERED BY THIS PROSPECTUS.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is October 21, 1999.




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                                TABLE OF CONTENTS
                                                                           PAGE
                                                                           ----

RISK FACTORS................................................................3

USE OF PROCEEDS ............................................................5

BUSINESS OF PLEXUS..........................................................6

OTHER INFORMATION ABOUT PLEXUS WHICH YOU CAN OBTAIN ........................6

SELLING SHAREHOLDERS .......................................................7

PLAN OF DISTRIBUTION .......................................................8

LEGAL OPINIONS..............................................................9

EXPERTS.....................................................................9










PLEXUS HAS NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS EXCEPT FOR THOSE IN THIS PROSPECTUS. YOU SHOULD NOT RELY UPON ANY OTHER INFORMATION OR REPRESENTATIONS EVEN IF SOMEONE PROVIDES YOU WITH THEM, BECAUSE THEY ARE NOT AUTHORIZED BY PLEXUS OR ANYONE ELSE. PLEXUS DOES NOT IMPLY OR REPRESENT BY DELIVERING THIS PROSPECTUS THAT PLEXUS, OR ITS BUSINESS, IS UNCHANGED AFTER ITS DATE OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME AFTER ITS DATE.



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

                                  RISK FACTORS

         Before purchasing the shares offered by this prospectus, you should carefully consider the risks described below, in addition to the other information presented in this prospectus or incorporated by reference into this prospectus. If any of the following risks actually occur, they could seriously harm our business, financial condition or results of operations. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

         PLEXUS' LEVEL OF TURNKEY MANUFACTURING SERVICES INVOLVES INVENTORY
RISK.

         Most of Plexus' contract manufacturing services are provided on a turnkey basis, where Plexus purchases some or all of the materials required for product assembly. Turnkey services involve greater resource investment and inventory risk management than consignment services where the customer provides these materials. A change in component costs can directly impact selling price, gross margins and Plexus' net sales. Due to the nature of turnkey manufacturing, Plexus quarterly and annual results are affected by the level and timing of customer orders, fluctuations in materials costs, and the degree of automation used in the assembly process.

         PLEXUS CAN BE AFFECTED BY PRODUCT SHORTAGES IN THE ELECTRONICS
INDUSTRY.

         Plexus' sales can be negatively affected by component shortages. Component parts are sometimes "rationed" among parties seeking them when supply exceeds demand. There is a limited number of suppliers for certain electronic components. For example, the September 1999 Taiwan earthquake may affect the relatively small portion of Plexus' product components that originate in that country or the global market for the types of components made in Taiwan. Also, the marketplace for electronic components has recently firmed, resulting in the extension of certain component lead-times, the allocation of specific semi-conductor components and increased prices. Shortages of key components can interrupt manufacturing, disrupt schedules and production, and create inefficiencies and component price pressures. Plexus cannot eliminate component shortages nor determine the timing or impact of such shortages on its results.

         PLEXUS HAS NO LONG-TERM CONTRACTS, SO CONTINUING SALES DEPEND UPON CUSTOMER RENEWALS.

         Plexus has no long-term volume commitments from its customers. Lead-times for customer orders and product-life cycles continue to become shorter. Therefore, customer orders may be canceled and volume levels can be changed or delayed at any time. Plexus cannot assure that it can timely replace delayed, canceled or reduced programs with new business, and cannot assure that its historical sales growth rate will continue. Also, Plexus may not fully recover fixed costs as a result of canceled, delayed or reduced programs, which would affect gross and operating margins.

         PLEXUS DEPENDS UPON A FEW LARGE CUSTOMERS, RESULTING IN SALES CONCENTRATION.

         Plexus' ten largest customers accounted for about 70% of Plexus' sales in fiscal 1998. Plexus depends upon continued sales to these and other significant customers. Plexus does not have long-term volume commitments from its significant customers.


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         TECHNOLOGICAL CHANGES IN PLEXUS' INDUSTRY CAUSE PRODUCTS TO BECOME
OBSOLETE QUICKLY AND MAKE THE MARKET COMPETITIVE.

         Many of the industries for which Plexus currently provides electronic products are subject to rapid technological changes, and product obsolescence. Technological change also causes increased competition and pricing pressures. These and other factors which affect the electronics industries that Plexus serves, and which affect any of Plexus' major customers, could have a material adverse effect on Plexus' future operations.

         START-UP COSTS AND INEFFICIENCIES FOR NEW PROGRAMS CAN AFFECT PLEXUS' MARGINS.

         Start-up costs, the management of labor and equipment efficiencies of new programs and new customers, and the need to estimate required resources in advance can affect Plexus' gross margins. These factors can negatively impact Plexus' margins early on in the life cycle of new programs. These factors also affect the efficiency of Plexus' use of labor and equipment.

         PLEXUS NEEDS TO MANAGE ITS INTEGRATION WITH SEAMED AND OTHERS.

         On July 23, 1999, Plexus merged with SeaMED Corporation. On July 15, 1999, Plexus entered into an agreement in principle to acquire a manufacturing facility from Shure Incorporated. Plexus and Shure signed a definitive agreement, and completed the first phase of the Shure transaction, on September 1, 1999.

         Geographical expansion and growth by acquisition can affect Plexus' operations. The successful integration and operation of an acquired business, including SeaMED and the Shure facility, will require communication and cooperation among key managers, along with the transition of customer relationships. Acquisitions also involve risks including the retention of key personnel and customers, the integration of information systems and purchasing operations, the management of an increasingly larger and more geographically dispersed business, and the diversion of management's attention from other ongoing business concerns. In addition, while Plexus anticipates cost savings, operating efficiencies and other synergies as a result of its acquisitions, the consolidation of functions and the integration of departments, systems and procedures present significant management challenges.

         Plexus cannot assure:

         - Plexus will successfully accomplish those actions as rapidly as anticipated;
         - it will achieve cost savings and efficiencies in any transaction or expansion, or the extent of any savings;
         - Plexus will successfully manage the integration of new locations or acquired operations;
         -   new capacity will be fully utilized;
         - inefficiencies will not negatively affect Plexus' results or financial condition;
         - any past or future acquisition by Plexus, including that of SeaMED and the Shure facility, will enhance Plexus' business.

         The acquisition of new operations can introduce new types of risks to Plexus' business. For example, additional risk factors specific to SeaMED's business and its operations include financing issues associated with SeaMED's emerging medical customers, Food and Drug Administration requirements


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

associated with Class III products and pre-market approval of medical devices designed and manufactured by SeaMED, and the uncertainty of third party reimbursement such as Medicare, private health insurance companies or health maintenance organization by SeaMED's customers for the cost of their products.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         The discussions in this proxy statement/prospectus, and in the documents incorporated in it by reference, which are not historical statements contain forward-looking statements that involve risks and uncertainties. Statements which "are not historical statements" include those in the future tense or which use terms such as "believe," "expect" and "anticipate." Plexus' actual future results could differ in important and material ways from those discussed. Many factors could cause or contribute to such differences. These factors include those we discuss above in "Risk Factors." You should also carefully read other parts of this prospectus, and the documents which are incorporated in it, for other factors which could affect Plexus' operations in the future. In particular, Plexus' Management's Discussion and Analyses of Financial Condition and Results of Operations include discussions of factors affecting it.





                                 USE OF PROCEEDS

         The selling shareholders are offering all of the shares of common stock covered by this prospectus. Plexus will not receive any proceeds from the sale of these shares.



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

                               BUSINESS OF PLEXUS

         Plexus Corp. is a contract service provider of design, manufacturing and testing services to the electronics industry, headquartered in Neenah, Wisconsin. Through its wholly owned subsidiaries, Plexus Technology Group, Inc., Plexus Electronic Assembly Corporation and SeaMED Corporation, Plexus provides product realization services to original equipment manufacturers in the medical, computer (primarily mainframes, servers and peripherals), industrial, telecommunications and electronics industries. Plexus offers a full range of services including product development and design, material procurement and management, prototyping, assembly, testing, manufacturing, final system box build and distribution.

         Plexus' contract manufacturing services are provided on either a turnkey basis, where Plexus procures certain or all of the materials required for product assembly, or on a consignment basis, where the customer supplies materials necessary for product assembly. Turnkey services include material procurement and warehousing, in addition to manufacturing, and involve greater resource investment than consignment services. Other than test equipment products used for internal manufacturing, Plexus does not design or manufacture its own proprietary products.

         Plexus has its headquarters and largest operations in Wisconsin. It has other operations in Kentucky, Washington, Illinois, North Carolina, Minnesota, California and Colorado. Plexus continues to look for opportunities for geographical expansion that will improve Plexus' ability to perform services to its customers.

               OTHER INFORMATION ABOUT PLEXUS WHICH YOU CAN OBTAIN

         Plexus is a public company, and must provide information to the public under the Securities Exchange Act of 1934. Therefore, Plexus files reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy these materials at the Commission's public reference facilities, at:

         -   Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549,
         -   7 World Trade Center, New York, New York 10048, and
         -   Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661.

You may also obtain copies of these documents by writing to the Commission's Public Reference Section, Washington, D.C. 20549; in that case, you will be charged for the copies at the rates which the Commission sets. You may also obtain copies from the Commission's Web site (http://www.sec.gov). Because Plexus common stock is traded on the Nasdaq Stock Market, you can inspect material filed by it at the offices of the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006.

         Plexus has filed a registration statement on Form S-3 under the Securities Act with the Commission which covers the shares of common stock described in this prospectus. The registration statement has information in addition to the information in this prospectus. You may obtain that additional information at the addresses above. This prospectus, and the documents which this prospectus incorporates by reference, describe certain contracts or other documents. These descriptions are only summaries, and are not necessarily complete. If you wish further information rather than this summary, you should review a copy of the document if Plexus has filed it as an exhibit. When Plexus has filed a document as an exhibit., a complete reading of the document will provide you more information than a summary. Plexus is not responsible if you fail to read the full document.

         This prospectus "incorporates by reference" the filings named below. That means that the contents of those documents are considered to be part of this prospectus even though they are not actually included with it. Plexus will provide you with a copy of any of those documents without charge. Plexus will not necessarily provide exhibits unless those exhibits are specifically incorporated by reference in the document. You can obtain copies of


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

the documents by writing to Plexus, 55 Jewelers Park Drive, Neenah, Wisconsin 54956, Attn: Corporate Secretary, or by calling Plexus' corporate secretary at 920/722-3451.

         This prospectus incorporates by reference the following documents. Each of them has been filed by Plexus with the Commission as required by the Exchange
Act:

         -   Form 10-K for the year ended September 30, 1998;
         - Forms 10-Q for the quarters ended December 31, 1998, March 31 and June 30, 1999;
         - Form 8-K dated July 23, 1999, reporting the SeaMED acquisition, as amended;
         -   The description of Plexus common stock on Form 8-A, as amended; and
         - The description of Plexus' preferred stock purchase rights on Form 8-A dated August 13, 1998.

This prospectus also incorporates all reports and definitive proxy or information statements filed by Plexus under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus. They will be incorporated by reference into this prospectus from the date on which Plexus files such documents.

                              SELLING SHAREHOLDERS

         The following table sets forth the number of shares owned by R. Scott Asen, his donees, pledgees or other successors-in-interest selling shares received from a selling shareholder as a gift, pledge, partnership distribution or other non-sales related transfer after the date of this prospectus. All information contained in the table below is based upon their beneficial ownership as of September 30, 1999. Plexus is not able to estimate the amount of shares that will be held by the selling shareholders after the completion of this offering because the selling shareholders may offer all or some of his shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of their shares. The following table assumes that all of the shares being registered will be sold. The selling shareholders are not making any representation that any shares covered by the prospectus will be offered for sale. The selling shareholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares.


                                        Number of Shares                        Number of Shares Registered
Name of Selling Shareholders            Beneficially Owned                      for Sale Hereby (3)
----------------------------            ------------------                      ---------------
R. Scott Asen (1)(2)                    270,139                                 264,139

------------------
         (1) Mr. Asen received his shares of Plexus common stock pursuant to Plexus' merger with SeaMED Corporation, which occurred July 23, 1999. Of Mr. Asen's 270,139 beneficially owned shares, 6,000 are subject to unexercised options granted by SeaMED and assumed by Plexus, and have been separately registered by Plexus.

         (2) All the shares beneficially owned by Mr. Asen have been pledged by Mr. Asen to Bear, Stearns Securities Corp. In the event that Bear, Stearns Securities were to foreclose on the pledge, it may sell as a selling shareholder under this prospectus. Other pledgees, donees and other persons also may be selling shareholders under this prospectus; see "Plan of Distribution."

         (3) This prospectus also covers any additional shares of common stock that become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of Plexus common stock. In addition, this prospectus covers the preferred stock purchase rights that currently trade with Plexus' common stock and entitle the holder to purchase additional shares of common stock under certain circumstances.



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                              PLAN OF DISTRIBUTION

         Plexus is registering the shares of its common stock covered by this prospectus on behalf of the selling shareholders. As used in this prospectus, the term "selling shareholders" includes Mr. Asen, donees, pledgees (including Bear, Stearns Securities), transferees or other successors-in-interest selling shares received from a selling shareholder as a gift, pledge, partnership distribution or other non-sale related transfer after the date of this prospectus. All costs, expenses and fees in connection with the registration of the shares offered hereby will be borne by Plexus. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders. Sales of shares may be effected by selling shareholders from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq Stock Market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers.

         The selling shareholders have told Plexus that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

         The selling shareholders may effect such transactions by selling shares directly to purchasers or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers of shares for whom the broker-dealers may act as agents or to whom they sell as principal, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions.

         The selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

         Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. Plexus has informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

         Selling shareholders also may resell all or a portion of the shares covered by this prospectus in open market transactions in reliance upon Rule 144 or Rule 145 under the Securities Act, provided that they meet the criteria and conform to the requirements of those rules.

         Upon Plexus being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon Plexus being notified by a selling shareholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be filed.

         In connection with sales of the common stock or otherwise, the selling shareholders may enter into hedging transactions with broker/dealers, which may in turn engage in short sales of the common stock in the course of


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hedging the positions they assume. The selling shareholders may also sell common stock short and deliver common stock to close out such short positions, or loan or pledge common stock to broker/dealers that in turn may sell such securities.

         Pursuant to the merger agreement between Plexus and SeaMED, all expenses of the registration of the common stock will be paid by Plexus, including, without limitation, Commission filing fees; however, the selling shareholders will pay all underwriting discounts and selling commissions, if any.

                                 LEGAL OPINIONS

         The legality of the Plexus common stock offered hereby has been passed upon on behalf of Plexus by Quarles & Brady LLP, Milwaukee, Wisconsin.

                                     EXPERTS

         The consolidated financial statements of Plexus and the related financial statement schedule incorporated in this prospectus by reference from Plexus' Annual Report on Form 10-K for the fiscal year ended September 30, 1998 have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         The financial statements of SeaMED incorporated by reference in Plexus' Current Report on Form 8-K dated July 23, 1999 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report incorporated therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.




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